1940 Act

Rule 24b-2

VIA EDGAR

Rule 24b-2 Attachments:

1.	Client Offer Letter;

2.	Offer Acceptance Form (4 versions)

a.	Custodian Owned Contracts with Income Made Easy Program (“IME”)

b.	Custodian Owned Contracts without IME

c.	All other Owners with IME

d.	All other Owners without IME

3.	John Hancock Annuities pocket folder mockup

4.	Website landing page (draft mockup)

5.	Financial representative letter

6.	Broker letter

7.	Broker Frequently Asked Questions

1940 Act - Rule 24b-2 - Enclosure 1

John Hancock Life Insurance Company (U.S.A.) 30 Dan Road, Suite 55444, Canton, MA 02021-2809 Mailing Address: PO Box 55444, Boston, MA 02205-5444 1-844-235-0157 www.jhannuities.com/GMWB

{Month} {Day}, {Year}	OFFER PERIOD: Offer expires and Offer Acceptance Form must be postmarked by

{deadline date}

{First Name} {Last Name}

{Street Address 1}

{Street Address 2}

{Street Address 3}

{Street Address 4}

{City}, {State} {Zip}

Re:	Offer for Contract Owners of Principal Plus for Life Series Riders

Contract Number: {Contract Number}

Dear {First Name} {Last Name}:

For a limited time, John Hancock would like to offer you an option that might better align with your current needs. When you purchased your Principal Plus for Life Rider (“PPFL Rider”) with your {product name} Variable Annuity, you did so based on your expected financial needs and goals at that time. We understand that as circumstances change, financial needs and goals can change as well.

We are offering you the opportunity to voluntarily terminate your PPFL Rider and any Guaranteed Death Benefits and their associated fees and restrictions (the “Offer”). The Offer allows you to unlock value in your guaranteed benefits. Specifically, upon acceptance of the Offer, in addition to all Rider charges being terminated, your Contract will no longer be subject to:

•	restrictions on Additional Purchase Payments under your Contract[1];

•	restrictions on available Investment Options[2]; and

•	surrender or withdrawal charges, including on any Enhancement Amount and Additional Purchase Payments.

[1]

Your Contract requires prior approval of Additional Purchase Payments if your Contract Value exceeds $1 million at the time of payment or if your Contract Value is less than $1 million and the Additional Purchase Payment would cause your Contract Value to exceed $1 million.

[2]

Whether you accept the Offer or not, the Money Market Investment Option and the Investment Options managed by BlackRock Variable Series Funds, Inc., PIMCO Variable Insurance Trust and Deutsche Funds will continue to be closed to new investments by all Contract Owners.

Upon acceptance of the Offer, your Contract will still be subject to continuing Contract charges and fees as set forth in your Annuity Prospectus.

Your Contract may also receive an “Enhancement Amount” added to your Contract Value. Please refer to the box below for your Enhancement Amount, if any. If you are not eligible for an Enhancement Amount, your amount will read “$0.00.” For your information, we have included the PPFL Rider fees we deducted from your Contract Value during your most recent Contract Year. You also might have incurred fees related to your Guaranteed Death Benefit. (See the enclosed Prospectus Supplement for these fees and for details regarding how the Enhancement Amount is calculated).

For your reference, as of October 1, 2019:

•	Enhancement Amount to be added to your Contract Value upon acceptance of this Offer: ${enhancement amount}

•	Your Contract Value was: ${contract value as of 10/1/2019}

•	Total PPFL Rider fees charged for your past Contract Year: ${total fees paid}

NOTE: While we expect the Enhancement Amount indicated in the Offer Letter to stay the same throughout the Offer Period, we reserve the right to modify, suspend or withdraw the Offer, in whole or in part, including the Enhancement Amount, at any time prior to acceptance in Good Order, by providing a notice of such a withdrawal or change via a Prospectus Supplement filed with the SEC and mailed to you and posted on our website at www.jhannuities.com/GMWB.

If you accept this Offer, your PPFL Rider and any Guaranteed Death Benefits will fully terminate. Your Contract will not terminate. Once you accept this Offer, your Death Benefit will equal your Contract Value.

Outside of this Offer, you are not permitted to terminate your PPFL Rider without terminating your entire Contract.

1940 Act - Rule 24b-2 - Enclosure 1

Please refer to your {product name} Prospectus and the enclosed Prospectus Supplement for specific details regarding this Offer. They include important factors to consider in deciding whether to terminate your PPFL Rider and applicable Guaranteed Death Benefits and information on the benefits they currently offer. Your Prospectus can be viewed by registering and/or logging in to your online account at www.jhannuities.com or by calling 1-844-235-0157 for a free copy.

The Prospectus Supplement also discloses the tax implications of participating in this Offer. We strongly recommend that you discuss this Offer with your financial representative, tax and/or legal professional to see if it is right for you. This Offer may be beneficial for some but not for others. We cannot give you any investment advice, and we cannot recommend whether you should accept this Offer.

We may modify, suspend, or withdraw the Offer, including the Enhancement Amount, at any time prior to receiving your acceptance in Good Order. The Company may also shorten or extend the Offer Period in its sole discretion prior to receiving your acceptance in Good Order. If we receive your acceptance of the Offer in Good Order prior to notice of such a withdrawal or change, we will honor your acceptance as submitted. We reserve the right to reject any request to accept the Offer if it is not received in Good Order or you have not met the terms and conditions of the Offer. Please refer to the enclosed Prospectus Supplement for more details.

To accept this Offer, call us at 1-844-235-0157 weekdays between 8 a.m. and 6 p.m. Eastern Time to provide verbal authorization.* You can also accept this Offer via one of the following methods:

•	Go online at www.jhannuities.com/GMWB to submit the Offer Acceptance Form entirely online.*

•

Mail us the Offer Acceptance Form via regular mail using the enclosed prepaid envelope or via overnight mail to John Hancock Life Insurance Company (U.S.A.), 30 Dan Road, Suite 55444, Canton, MA 02021-2809.

•	Fax us the Offer Acceptance Form at 1-617-663-3160.

*	The options to provide an authorization either over the telephone or online are available only for Contracts owned by an individual(s).

If you decide to accept this Offer, we must receive your acceptance in Good Order by {deadline date}. Once you have accepted this Offer, your acceptance cannot be rescinded. We will not reinstate your PPFL Rider and/or applicable Guaranteed Death Benefit(s) at a later date.

If you do not wish to accept this Offer, no action is required, and your Contract terms and any Riders you elected will remain in effect.

If you have any questions, please call us at 1-844-235-0157. Our client service representatives are available weekdays from 8:00 a.m. to 6:00 p.m. Eastern Time.

Sincerely,

John Hancock Annuities

Enclosures:	Offer Brochure Folder
Prospectus Supplement
Offer Acceptance Form

Insurance products are issued by John Hancock Life Insurance Company (U.S.A.) (not licensed in New York), Boston, MA 02116.

Registered insurance products are securities and are offered through John Hancock Distributors LLC, 197 Clarendon Street, Boston, MA 02116.

MLINY080819035	PPFLLTR-I (7/19)

1940 Act - Rule 24b-2 - Enclosure 2a

Response 4 - 3a
John Hancock®
Offer Acceptance Form
Custodian Owned Contracts Only
Instructions
Use this form to terminate your Principal Plus for Life Series Rider (“PPFL Rider”) and any Guaranteed Death Benefits and, if offered to you, to receive an “Enhancement Amount” added to your Contract Value. Please refer to the Offer letter and other materials sent to you for more information and to view your Enhancement Amount, if any.
1. Information About You Contract Owner(s) Information:
Contract Number (refer to Offer letter) Owner’s (Custodian’s) Name Annuitant’s Name (First, MI, Last)
Phone Number Email Address Financial Representative’s Name (if applicable)
2. Income Made Easy Program
IMPORTANT: Upon acceptance of this Offer, your Income Made Easy (IME) program will stop.
Check this box if you would like to start a new systematic withdrawal program identical to your current IME program after you accept this Offer. The withdrawal amount, tax withholding, frequency, distribution date and delivery method would remain the same.
3. Authorization and Acceptance
By signing below, I ACCEPT THE OFFER AND ACKNOWLEDGE AND UNDERSTAND that:
My acceptance is subject to all terms and conditions of this Offer, the Contract and the Annuity Prospectus.
I received and reviewed the Prospectus Supplement for this Offer.
My Contract will not terminate.
My PPFL Rider and any Guaranteed Death Benefits will fully terminate.
I cannot revoke my acceptance of this Offer once my acceptance is processed. My PPFL Rider and any Guaranteed Death Benefits cannot be reinstated.
The death benefit under my Contract will equal my Contract Value as of the date John Hancock receives satisfactory proof of death and any other required information.
My Enhancement Amount, if any, is the amount stated in my Offer letter and will be added to my Contract Value upon receipt and processing of my acceptance by John Hancock.
Any partial withdrawals or exchanges I request on the day I accept this Offer will be processed the following business day.
I had the opportunity to discuss this Offer with my financial representative, tax professional, and/or any other trusted advisor prior to my acceptance of this Offer.
John Hancock is not making a recommendation to me. John Hancock is solely making this Offer available to me and my acceptance or rejection of this Offer is made by me after having the opportunity to consult with the above-referenced representatives and/or advisors.
SIGN HERE
Signature of Custodian Today’s Date (MM/DD/YYYY)
Mail this form to:
John Hancock Annuities Service Center
PO Box 55444
Boston, MA 02205-5444
Overnight Deliveries
John Hancock Annuities Service Center
30 Dan Road, STE. 55444
Canton, MA 02021-2809
To fax this form:
1-617-663-3160
Issuer: John Hancock Life Insurance Company (U.S.A.), Lansing, MI (not licensed in New York) Issuer in NY: John Hancock Life Insurance Company of New York, Valhalla, NY
PPFLOAFM-C-IME (7/19) PAGE 1 OF 1

1940 Act - Rule 24b-2 - Enclosure 2b

Response 4 - 3b
John Hancock®
Offer Acceptance Form
Custodian Owned Contracts Only
Instructions
Use this form to terminate your Principal Plus for Life Series Rider (“PPFL Rider”) and any Guaranteed Death Benefits and, if offered to you, to receive an “Enhancement Amount” added to your Contract Value. Please refer to the Offer letter and other materials sent to you for more information and to view your Enhancement Amount, if any.
1. Information About You Contract Owner(s) Information:
Contract Number (refer to Offer letter) Owner’s (Custodian’s) Name Annuitant’s Name (First, MI, Last)
Phone Number Email Address Financial Representative’s Name (if applicable)
2. Authorization and Acceptance
By signing below, I ACCEPT THE OFFER AND ACKNOWLEDGE AND UNDERSTAND that:
My acceptance is subject to all terms and conditions of this Offer, the Contract and the Annuity Prospectus.
I received and reviewed the Prospectus Supplement for this Offer.
My Contract will not terminate.
My PPFL Rider and any Guaranteed Death Benefits will fully terminate.
I cannot revoke my acceptance of this Offer once my acceptance is processed. My PPFL Rider and any Guaranteed Death Benefits cannot be reinstated.
The death benefit under my Contract will equal my Contract Value as of the date John Hancock receives satisfactory proof of death and any other required information.
My Enhancement Amount, if any, is the amount stated in my Offer letter and will be added to my Contract Value upon receipt and processing of my acceptance by John Hancock.
Any partial withdrawals or exchanges I request on the day I accept this Offer will be processed the following business day.
I had the opportunity to discuss this Offer with my financial representative, tax professional, and/or any other trusted advisor prior to my acceptance of this Offer.
John Hancock is not making a recommendation to me. John Hancock is solely making this Offer available to me and my acceptance or rejection of this Offer is made by me after having the opportunity to consult with the above-referenced representatives and/or advisors.
SIGN HERE Signature of Custodian Today’s Date (MM/DD/YYYY)
Mail this form to:
John Hancock Annuities Service Center
PO Box 55444
Boston, MA 02205-5444
Overnight Deliveries
John Hancock Annuities Service Center
30 Dan Road, STE. 55444
Canton, MA 02021-2809
To fax this form:
1-617-663-3160
Issuer: John Hancock Life Insurance Company (U.S.A.), Lansing, MI (not licensed in New York) Issuer in NY: John Hancock Life Insurance Company of New York, Valhalla, NY
PPFLOAFM-C (7/19) PAGE 1 OF 1

1940 Act - Rule 24b-2 - Enclosure 2c

Response 4 - 3c
John Hancock®
Offer Acceptance Form
Instructions
Did you know you can accept this Offer over the phone? Call us at 1-844-235-0157 weekdays between 8 a.m. and 6 p.m. Eastern Time to provide verbal authorization or for any questions. If the Contract is co-owned, both Contract Owners must call.
Use this form to terminate your Principal Plus for Life Series Rider (“PPFL Rider”) and any Guaranteed Death Benefits and, if offered to you, to receive an “Enhancement Amount” added to your Contract Value. Please refer to the Offer letter and other materials sent to you for more information and to view your Enhancement Amount, if any.
1. Information About You Contract Owner(s) Information:
Contract Number (refer to Offer letter) Owner’s Name (First, MI, Last) Co-Owner’s Name (First, MI, Last) (if applicable)
Phone Number Email Address Financial Representative’s Name (if applicable)
2. Income Made Easy Program
IMPORTANT: Upon acceptance of this Offer, your Income Made Easy (IME) program will stop.
Check this box if you would like to start a new systematic withdrawal program identical to your current IME program after you accept this Offer. The withdrawal amount, tax withholding, frequency, distribution date and delivery method would remain the same.
3. Authorization and Acceptance
By signing below, I ACCEPT THE OFFER AND ACKNOWLEDGE AND UNDERSTAND that:
My acceptance is subject to all terms and conditions of this Offer, the Contract and the Annuity Prospectus.
I received and reviewed the Prospectus Supplement for this Offer.
My Contract will not terminate.
My PPFL Rider and any Guaranteed Death Benefits will fully terminate.
I cannot revoke my acceptance of this Offer once my acceptance is processed. My PPFL Rider and any Guaranteed Death Benefits cannot be reinstated.
The death benefit under my Contract will equal my Contract Value as of the date John Hancock receives satisfactory proof of death and any other required information.
My Enhancement Amount, if any, is the amount stated in my Offer letter and will be added to my Contract Value upon receipt and processing of my acceptance by John Hancock.
Any partial withdrawals or exchanges I request on the day I accept this Offer will be processed the following business day.
I had the opportunity to discuss this Offer with my financial representative, tax professional, and/or any other trusted advisor prior to my acceptance of this Offer.
• John Hancock is not making a recommendation to me. John Hancock is solely making this Offer available to me and my acceptance or rejection of this Offer is made by me after having the opportunity to consult with the above-referenced representatives and/or advisors.
SIGN HERE Signature of Owner (or Trustee) Today’s Date (MM/DD/YYYY)
SIGN HERE Signature of Co-Owner (or Co-Trustee) (if applicable) Today’s Date (MM/DD/YYYY)
Mail this form to:
John Hancock Annuities Service Center
PO Box 55444
Boston, MA 02205-5444
Overnight Deliveries
John Hancock Annuities Service Center
30 Dan Road, STE. 55444
Canton, MA 02021-2809
To fax this form:
1-617-663-3160
Issuer: John Hancock Life Insurance Company (U.S.A.), Lansing, MI (not licensed in New York) Issuer in NY: John Hancock Life Insurance Company of New York, Valhalla, NY
PPFLOAFM-IME (7/19) PAGE 1 OF 1

1940 Act - Rule 24b-2 - Enclosure 2d

Response 4 - 3d
John Hancock
Offer Acceptance Form
Instructions
Did you know you can accept this Offer over the phone? Call us at 1-844-235-0157 weekdays between 8 a.m. and 6 p.m. Eastern Time to provide verbal authorization or for any questions. If the Contract is co-owned, both Contract Owners must call.
Use this form to terminate your Principal Plus for Life Series Rider (“PPFL Rider”) and any Guaranteed Death Benefits and, if offered to you, to receive an “Enhancement Amount” added to your Contract Value. Please refer to the Offer letter and other materials sent to you for more information and to view your Enhancement Amount, if any.
1. Information About You Contract Owner(s) Information:
Contract Number (refer to Offer letter) Owner’s Name (First, MI, Last) Co-Owner’s Name (First, MI, Last) (if applicable)
Phone Number Email Address Financial Representative’s Name (if applicable)
2. Authorization and Acceptance
By signing below, I ACCEPT THE OFFER AND ACKNOWLEDGE AND UNDERSTAND that:
My acceptance is subject to all terms and conditions of this Offer, the Contract and the Annuity Prospectus.
I received and reviewed the Prospectus Supplement for this Offer.
My Contract will not terminate.
My PPFL Rider and any Guaranteed Death Benefits will fully terminate.
I cannot revoke my acceptance of this Offer once my acceptance is processed. My PPFL Rider and any Guaranteed Death Benefits cannot be reinstated.
The death benefit under my Contract will equal my Contract Value as of the date John Hancock receives satisfactory proof of death and any other required information.
My Enhancement Amount, if any, is the amount stated in my Offer letter and will be added to my Contract Value upon receipt and processing of my acceptance by John Hancock.
Any partial withdrawals or exchanges I request on the day I accept this Offer will be processed the following business day.
I had the opportunity to discuss this Offer with my financial representative, tax professional, and/or any other trusted advisor prior to my acceptance of this Offer.
John Hancock is not making a recommendation to me. John Hancock is solely making this Offer available to me and my acceptance or rejection of this Offer is made by me after having the opportunity to consult with the above-referenced representatives and/or advisors.
SIGN HERE
SIGN HERE Signature of Owner (or Trustee) Today’s Date (MM/DD/YYYY)
SIGN HERE
SIGN HERE Signature of Co-Owner (or Co-Trustee) (if applicable) Today’s Date (MM/DD/YYYY)
Mail this form to:
John Hancock Annuities Service Center
PO Box 55444
Boston, MA 02205-5444
Overnight Deliveries
John Hancock Annuities Service Center
30 Dan Road, STE. 55444
Canton, MA 02021-2809
To fax this form:
1-617-663-3160
Issuer: John Hancock Life Insurance Company (U.S.A.), Lansing, MI (not licensed in New York) Issuer in NY: John Hancock Life Insurance Company of New York, Valhalla, NY
PPFLOAFM (7/19) PAGE 1 OF 1

1940 Act - Rule 24b-2 - Enclosure 3

John Hancock Annuities Special Offer For a limited time only, you can voluntarily terminate your Principal Plus for Life Rider and any Guaranteed Death Benefits and their associated fees and restrictions.

1940 Act - Rule 24b-2 - Enclosure 3

To learn about Read through all of the documents enclosed in this package this offer • Offer Letter • Prospectus Supplement • Offer Acceptance Form Or visit us online at www.jhannuities.com/GMWB.com to view details and materials. To determine if this Evaluate your contract details and benefits Offer is right for you Go to www.jhannuities.com, register and/or log in to your online account, and click the “My Contracts” tab and applicable Contract Number to: • View your contract, rider and death benefit details and values • Download and view your variable annuity prospectus Discuss this Offer and your financial situation with your financial representative, tax and/or legal professional We cannot give you any investment advice, and we cannot recommend whether you should accept this Offer. We are here to help If you have any questions about this Offer, please contact us weekdays between 8:00 a.m. and 6:00 p.m. Eastern Time, at 1-844-235-0157. If you do not wish to accept this Offer, no action is required, and your Contract terms and any Riders you elected will remain in effect. If you decide this Offer is right for you, call us to accept over the phone Phone Call us at 1-844-235-0157 weekdays between 8 a.m. and 6 p.m. Eastern Time to provide verbal authorization. You can also accept this Offer via one of the following methods: Online Submit the Offer Acceptance Form entirely online at www.jhannuities.com/GMWB.com • Click the green “Submit Online” button next to the Offer Acceptance Form. • Follow the step-by-step instructions. Mail Mail us the Offer Acceptance Form via: • Regular mail using the enclosed prepaid envelope. • Overnight mail addressed to: John Hancock Life Insurance Company (U.S.A.) 30 Dan Road, Suite 55444 Canton, MA 02021-2809 Fax Fax us the Offer Acceptance Form to 1-617-663-3160.

1940 Act - Rule 24b-2 - Enclosure 3

Insurance products are issued by: John Hancock Life Insurance Company (U.S.A.), Boston, MA 02210 (not licensed in New York) and securities are offered through John Hancock Distributors LLC through other broker/dealers that have a selling agreement with John Hancock Distributors LLC, 197 Clarendon Street, Boston, MA 02116. John Hancock Life Insurance Company (U.S.A.) Issuer: John Hancock Life Insurance Company (U.S.A.), Lansing, MI (not licensed in New York) MLIXXXXXXXXXX PPFLFLDR-I (09/19)

1940 Act - Rule 24b-2 - Enclosure 3

John Hancock Annuities Special Offer For a limited time only, you can voluntarily terminate your Principal Plus for Life Rider and any Guaranteed Death Benefits and their associated fees and restrictions.

1940 Act - Rule 24b-2 - Enclosure 3

John Hancock Annuities Special Offer For a limited time only, you can voluntarily terminate your Principal Plus for Life Rider and any Guaranteed Death Benefits and their associated fees and restrictions.

1940 Act - Rule 24b-2 - Enclosure 4

Offer for Contract Owners of Principal Plus for Life Series Riders States Currently Eligible for Offer State Name State Name State Name State Name State Name State Name State Name State Name State Name John Hancock is offering eligible variable annuity Contract Owners with the opportunity to voluntarily terminate their Principal Plus for Life Rider (“PPFL Rider”) and any Guaranteed Death Benefits and their associated fees and restrictions (the “Offer”). Specifically, upon acceptance of the Offer, a Contract Owner’s PPFL Rider and Guaranteed Death Benefit(s) will terminate, and in addition to all Rider charges being terminated, his/her Contract will no longer be subject to restrictions on Additional Purchase Payments under their Contract 1;; restrictions on available Investment Options 2;; and surrender or withdrawal charges, including on any Enhancement Amount and Additional Purchase Payments. 1 The Contract requires prior approval of Additional Purchase Payments if the Contract Value exceeds $1 million at the time of payment or if the Contract Value is less than $1 million and the Additional Purchase Payment would cause the Contract Value to exceed $1 million. 2 Whether they accept the Offer or not, the Money Market Investment Option and the Investment Options managed by BlackRock Variable Series Funds, Inc., PIMCO Variable Insurance Trust and Deutsche Funds will continue to be closed to new investments by all Contract Owners. Without this limited-time Offer, Contract Owners are not permitted to terminate their PPFL Rider without terminating their entire Contract. Contract Owners who accept this Offer may also receive an “Enhancement Amount,” which will be added to their Contract Value. Specific Enhancement Amount information is noted in the Offer letter mailed to each Contract Owner, NOT the sample letter listed below. Please refer to the Prospectus and the Prospectus Supplement below for additional details regarding this Offer. They include important factors to consider in deciding whether to terminate your PPFL Rider and applicable Guaranteed Death Benefits and information on the benefits they currently offer. How to Accept this Offer If the contract is individually owned, call us at 1-844-235-0157 weekdays between 8 a.m. and 6 p.m. Eastern Time to provide verbal authorization, or click on the green Submit Online button next to Offer Acceptance Form to submit online using an electronic signature. The electronic signature will be unique, documentable, encrypted and tamper-evident. This form can also be printed, completed, and mailed or faxed to us per the instructions on the phone. If the contract is entity-owned, please print, complete, and mail or fax us the applicable Offer Acceptance Form below. Important Materials and Forms We Are Here to Help If you have any questions about this Offer, please call us at 1-844-235-0157 weekdays between 8:00 a.m. to 6:00 p.m. Eastern Time. We cannot recommend whether you should accept this Offer. We strongly recommend you discuss this Offer with your financial representative, tax and/or legal professional to see if it is right for you. Need a Copy of Your Prospectus? Go to www.jhannuities.com to register and/or log in to your account. Under the “My Contracts” tab, click on the applicable contract number if you have more than one, then scroll down to “Important Documents.” Offer Folder Brochure View a high-level overview of the Offer details. Offer Letter SAMPLE View a sample of an Offer letter. Please refer to the specific Offer letter sent to the Contract Owner for specific and customized details. Prospectus Supplement View the Prospectus Supplement for additional details regarding this Offer, your current benefits, and tax implications. Offer Acceptance Form Use this form if your contract is individually-owned and you want to accept this Offer. Offer Acceptance Form—Custodian Use this form if your contract is individually-owned and you want to accept this Offer. Systematic Withdrawal Program Form Use this form if prior to accepting this Offer you were enrolled in the Income Made Easy Program and wish to now enroll in the Systematic Withdrawal Program.

1940 Act - Rule 24b-2 - Enclosure 5

John Hancock Life Insurance Company (U.S.A.) 30 Dan Road, Suite 55444, Canton, MA 02021-2809 Mailing Address: PO Box 55444, Boston, MA 02205-5444 1-844-235-0157 www.jhannuities.com/GMWB

{Month} {Day}, {Year}

{First Name} {Last Name}

{Street Address 1}

{Street Address 2}

{City}, {State} {Zip}

Re:	Offer for Contract Owners of Principal Plus for Life Series Riders (“PPFL Rider”)

Dear {First Name} {Last Name}:

We are pleased to announce that for a limited time, John Hancock will offer eligible variable annuity Contract Owners the opportunity to voluntarily terminate their PPFL Rider along with their associated fees and restrictions (the “Offer”). Accepting the Offer requires Contract Owners to give up their guaranteed benefits, including certain Guaranteed Death Benefit(s), all or any of which may be valuable to them.

Specifically, upon acceptance of the Offer, a Contract Owner’s PPFL Rider and Guaranteed Death Benefit(s) will terminate, and in addition to all Rider charges being terminated, his/her Contract will no longer be subject to:

•	restrictions on Additional Purchase Payments under their Contract[1];

•	restrictions on available Investment Options[2]; and

•	surrender or withdrawal charges, including on any Enhancement Amount and Additional Purchase Payments.

[1]

The Contract requires prior approval of Additional Purchase Payments if the Contract Value exceeds $1 million at the time of payment or if the Contract Value is less than $1 million and the Additional Purchase Payment would cause the Contract Value to exceed $1 million.

[2]

Whether they accept the Offer or not, the Money Market Investment Option and the Investment Options managed by BlackRock Variable Series Funds, Inc., PIMCO Variable Insurance Trust and Deutsche Funds will continue to be closed to new investments by all Contract Owners.

Upon acceptance of the Offer, their Contract will still be subject to continuing Contract charges and fees as set forth in the Annuity Prospectus.

Without this limited-time Offer, Contract Owners are not permitted to terminate their PPFL Rider without terminating their entire Contract. If your client accepts this Offer, their PPFL Rider and any Guaranteed Death Benefits will fully terminate. Their Contract, however, will not terminate. Once they accept this Offer, the Death Benefit will equal their Contract Value.

Contract Owners who accept this Offer may also receive an “Enhancement Amount,” which will be added to their Contract Value. Please refer to the enclosed Prospectus Supplement for details regarding how the Enhancement Amount is calculated.

We plan to mail the Offer to Contract Owners in two phases with phase one beginning on or about November 1, 2019, and phase two beginning in the first quarter of 2020. The package your clients will receive in phase one or in phase two (depending on which phase they fall into) will include:

1940 Act - Rule 24b-2 - Enclosure 5

•	A sample Offer Letter with full details of the Offer, as well as their current Contract Value, the Enhancement Amount[1], if any, and total PPFL Rider Fees charged in the past Contract Year;

•	A sample Offer Acceptance Form; and

•	The Prospectus Supplement, which includes specific Offer details and factors to consider in deciding whether to accept this Offer, and the tax implications of participating in this Offer.

[1]

While we expect the Enhancement Amount indicated in the Offer Letter to stay the same throughout the Offer Period, we reserve the right to modify, suspend or withdraw the Offer, in whole or in part, including the Enhancement Amount, at any time prior to acceptance in Good Order, by providing a notice of such a withdrawal or change via a Prospectus Supplement filed with the SEC and mailed to Contract Owners and posted on our website at www.jhannuities.com/GMWB. The Company may also shorten or extend the Offer Period in its sole discretion prior to receiving an acceptance in Good Order. If we receive an acceptance of the Offer in Good Order prior to notice of such a withdrawal or change, we will honor the acceptance as submitted. We reserve the right to reject any request to accept the Offer if it is not received in Good Order or the Contract Owner has not met the terms and conditions of the Offer.

Enclosed please find a sample of the Offer Letter and materials your clients will receive. Note these are sample drafts and do not represent their actual letters or acceptance forms. Please refer to the Offer Letter and Offer Acceptance form your client receives for complete and appropriate information. Included at the end of this letter is a list of your eligible clients included in phase one of the Offer Period, current Contract Values, and Enhancement Amounts, if any. The Offer Period will be open for approximately 90 days but may vary by state. The Offer Period will be indicated in the Offer Letter and the Offer expires at the end of the Offer Period.

Please note the timing of which phase your clients fall into and when your clients receive their Offer Letter will depend on the timing of their state’s eligibility approval. Also, if your clients do not wish to accept this Offer, no action is required, and their Contract terms and any riders they elected will remain in effect.

The goal of our communication plan for the coming months is to ensure that you and your clients are provided with ongoing information and resources to ensure that each Contract Owner can make an informed decision about whether to participate in the Offer. Accordingly, we have launched a dedicated website for this Offer for you and your clients to access, www.jhannuities.com/GMWB, which will contain Offer details, state eligibility and instructions on how to access specific Contract details for your clients. In addition, financial representative use only materials will be accessible to you at [website].

Lastly, we have set up a dedicated telephone number, 1-844-235-0157 for questions regarding this Offer. Our client service representatives are available weekdays from 8:00 a.m. to 6:00 p.m. Eastern Time.

Sincerely,

John Hancock Annuities

Enclosures:	Sample Client Letter
Sample Offer Acceptance Form
Prospectus Supplement

Your Eligible Client Information as of {as of date}

Client Name	State	Contract Number	Contract Value as of {as of date}		Enhancement Amount as of {as of date}
{Client First Name} {Client Last Name}	{State}	{Contract Number}	$	{Contract Value}	$	{Enhancement Amount}
{Client First Name} {Client Last Name}	{State}	{Contract Number}	$	{Contract Value}	$	{Enhancement Amount}
{Client First Name} {Client Last Name}	{State}	{Contract Number}	$	{Contract Value}	$	{Enhancement Amount}
{Client First Name} {Client Last Name}	{State}	{Contract Number}	$	{Contract Value}	$	{Enhancement Amount}
{Client First Name} {Client Last Name}	{State}	{Contract Number}	$	{Contract Value}	$	{Enhancement Amount}
{Client First Name} {Client Last Name}	{State}	{Contract Number}	$	{Contract Value}	$	{Enhancement Amount}
{Client First Name} {Client Last Name}	{State}	{Contract Number}	$	{Contract Value}	$	{Enhancement Amount}
{Client First Name} {Client Last Name}	{State}	{Contract Number}	$	{Contract Value}	$	{Enhancement Amount}
{Client First Name} {Client Last Name}	{State}	{Contract Number}	$	{Contract Value}	$	{Enhancement Amount}
{Client First Name} {Client Last Name}	{State}	{Contract Number}	$	{Contract Value}	$	{Enhancement Amount}

Insurance products are issued by John Hancock Life Insurance Company (U.S.A.) (not licensed in New York), Boston, MA 02116.

Registered insurance products are securities and are offered through John Hancock Distributors LLC, 197 Clarendon Street, Boston, MA 02116.

MLINY080819036	PPFLLTR-FR (7/19)

1940 Act - Rule 24b-2 - Enclosure 6

John Hancock Life Insurance Company (U.S.A.) 30 Dan Road, Suite 55444, Canton, MA 02021-2809 Mailing Address: PO Box 55444, Boston, MA 02205-5444 1-844-235-0157 www.jhannuities.com/GMWB

John Hancock is providing this information for internal use only. This material is not for distribution or use with the public. This information is not final and is confidential. None of this information is to be communicated to any investor or potential investor without John Hancock’s written consent. By receiving such information, the recipient is deemed to have agreed to these restrictions.

Date

{Firm Name}

Attn: {Attention}

{Street Address 1}

{Street Address 2}

{Street Address 3}

{City}, {State} {Zip}

Re:	REMINDER: Offer for Contract Owners of Principal Plus for Life Series Riders (“PPFL Rider”)

Dear {Attention}:

In early September, we sent you a letter detailing a limited-time offer for eligible Contract Owners. As a friendly reminder, details of this offer are below.

We are pleased to announce that John Hancock will offer eligible variable annuity Contract Owners the opportunity to voluntarily terminate their PPFL Rider along with their associated fees and restrictions and keep their Contract in force (the “Offer”). The Offer will be available on or after November 1, 2019, for 90 days from the date a Contract Owner receives his or her Offer Letter and subject to state approval. Please note that the Offer Letters will be mailed in two phases, with the first phase starting on or about November 1, 2019 and the second phase starting on or about February 1, 2020. Contract Owners who accept this Offer may also receive an “Enhancement Amount,” which would be added to their Contract Value.

Accepting this Offer will also result in the termination of any Guaranteed Death Benefit(s) under the Contract, all or any of which may be valuable to Contract Owners.

Specifically, upon acceptance of the Offer, a Contract Owner’s PPFL and Guaranteed Death Benefit(s) will be terminated, and his/her Contract will no longer be subject to:

•	charges for the PPFL Rider and for any applicable Guaranteed Death Benefit,

•	restrictions on Additional Purchase Payments under their Contract[1],

•	restrictions on available Investment Options[2], and

•	surrender or withdrawal charges, including on any Enhancement Amount and Additional Purchase Payments.

[1]

Their Contract requires prior approval of Additional Purchase Payments if their Contract Value exceeds $1 million at the time of payment or if their Contract Value is less than $1 million and the Additional Purchase Payment would cause their Contract Value to exceed $1 million.

[2]

Whether they accept the Offer or not, the Money Market Investment Option and the Investment Options managed by BlackRock Variable Series Funds, Inc., PIMCO Variable Insurance Trust and Deutsche Funds will continue to be closed to new investments by all Contract Owners.

1940 Act - Rule 24b-2 - Enclosure 6

Upon acceptance of this Offer, their Contract will still be subject to continuing Contract charges and fees as set forth in their Annuity Prospectus.

Without this limited-time Offer, Contract Owners are not permitted to terminate their PPFL Rider without terminating their entire Contract. If your client accepts this Offer, their PPFL Rider and Guaranteed Death Benefits will fully terminate. Their Contract, however, will not terminate. Once they accept this Offer, the Death Benefit will equal their Contract Value. Once a Contract Owner has accepted the Offer, his or her acceptance cannot be rescinded and we will not reinstate the PPFL Rider and/or applicable Guaranteed Death Benefit(s) at a later date.

On or about October 18, 2019, we will mail a package to your financial representatives who have clients who will receive this Offer. This package will include:

•	A Letter summarizing the Offer;

•	Names of their clients receiving the Offer;

•	A sample Offer letter;

•	A sample Offer Acceptance Form; and

•	The Prospectus Supplement, which includes the details of the Offer.

Contract Owners in phase one will begin receiving their Offer letters starting on or about November 1st. Please note the timing of when your clients receive their Offer letter will depend on the timing of their state’s approval.

For your convenience, we have enclosed answers to frequently asked questions and set up a dedicated telephone number, 1-844-235-0157 for questions regarding this Offer. Our client service representatives are available weekdays from 8:00 a.m. to 6:00 p.m. Eastern Time. In addition, we will have a dedicated website for this Offer, www.jhannuities.com/GMWB, which will contain Offer details, state eligibility and instructions on how to access specific contract details for your clients.

Sincerely,

John Hancock Annuities

Enclosures:      Frequently Asked Questions

Sample Financial Representative Letter

Sample Client Letter

Prospectus Supplement

Insurance products are issued by John Hancock Life Insurance Company (U.S.A.) (not licensed in New York), Boston, MA 02116.

Registered insurance products are securities and are offered through John Hancock Distributors LLC, 197 Clarendon Street, Boston, MA 02116.

This material is not for distribution or use with the public.

MLINY080519013	PPFLLTR-B (7/19)

1940 Act - Rule 24b-2 - Enclosure 7

John Hancock Life Insurance Company (U.S.A.) 30 Dan Road, Suite 55444, Canton, MA 02021-2809 Mailing Address: PO Box 55444, Boston, MA 02205-5444 1-844-235-0157 www.jhannuities.com/GMWB

John Hancock is providing this information for internal use only. This material is not for distribution or use with the public. This information is not final and is confidential. None of this information is to be communicated to any investor or potential investor without John Hancock’s written consent. By receiving such information, the recipient is deemed to have agreed to these restrictions.

Frequently Asked Questions

Offer for Contract Owners of Principal Plus for Life Series Riders (“PPFL Rider”)

1.	Who is being contacted?

Venture, Venture III, Venture Vision, Venture Vantage, Wealthmark, and Wealthmark ML3 Variable Annuity Contract Owners who also have a Principal Plus for Life, Guaranteed Principal Plus for Life, Principal Plus for Life Plus Spousal Protection or Principal Plus for Life Plus Automatic Annual Step-Up Rider (“PPFL Contract Owners”). If you do not have a PPFL Rider or if your Contract was issued in a state where this Offer is not yet approved then you will not be contacted and are not eligible for this Offer.

PPFL Contract owners eligible to accept this Offer meet ALL the following qualifications as of the date of acceptance:

•	Contract has a PPFL Rider

•	Contract has not been surrendered as of the date of this Offer

•	Contract has not been annuitized

•	Settlement Phase of PPFL Rider has not been initiated

•	No Death Benefit claim is pending

•	Contract Value is greater than $0

•	Issue State of Contract has approved the Offer

2.	When will PPFL Contract Owners be contacted?

Depending on state approvals, phase one of Offer letters is expected to be sent on or about November 1, 2019, and phase two will be sent in in the first quarter of 2020 (exact date TBD).

3.	What type of communication will PPFL Contract Owners receive?

PPFL Contract Owners will receive a pocket folder with the following:

•	Client Offer Letter that summarizes the Offer and how to accept it, lists the Enhancement Amount, if any, and discloses the Offer Period;

•	Website details for retrieving more information (dedicated website with generic details and account portal with specific values);

•	Prospectus Supplement that outlines the Offer in detail and how it impacts their Contract and its applicable features; and

•	Offer Acceptance Form with prepaid return envelope, which is one of several ways to accept this Offer.

1940 Act - Rule 24b-2 - Enclosure 7

4.	Will representatives be notified?

Yes, financial representatives will be provided a list of their PPFL Rider Contract Owners along with sample Offer materials. We will send this information to them prior to notifying their clients directly.

5.	What is being offered?

PPFL Contract Owners will be offered an opportunity to voluntarily terminate their PPFL Rider and its charges, while still remaining invested in their Contract. Accepting this Offer will also result in the termination of any Guaranteed Death Benefit(s) under their Contract, which could include the Standard Death Benefit, Annual Step-Up Death Benefit, Guaranteed Earnings Multiplier Death Benefit, and/or Enhanced Earnings Death Benefit.

Some PPFL Contract Owners will also be eligible to receive a payment called an Enhancement Amount, which we will add to their Contract Value.

This Offer is completely voluntary. No action is needed to decline the Offer. Contracts and their applicable Riders and Guarantees will remain in effect, uninterrupted, unless the PPFL Contract Owner accepts this Offer, in Good Order, as described below.

Once the Offer is accepted it cannot be undone. We will not reinstate the PPFL Rider and/or applicable Guaranteed Death Benefits.

6.	What is the Offer deadline?

Phase one Contract Owners will receive a Client Offer Letter on or about November 1, 2019, and the deadline to accept the Offer (the “Offer Period”) is January 29, 2020 (if an Offer Acceptance Form is mailed, it must be postmarked by this date).

The Offer Period for PPFL Contract Owners in phase two will be approximately 90 days from the date of the Client Offer Letter which will be mailed in the first quarter of 2020 (exact date tba).

7.	What happens when an Offer is accepted?

Once an Offer is accepted, we will: (i) terminate the PPFL Rider and any and all Guaranteed Death Benefits; (ii) stop deducting applicable Rider charges from the Contract; and (iii) change the death benefit payable under the Contract from the Guaranteed Death Benefit amount to a return of Contract Value. The Standard Death Benefit, which was available at issue for no additional charge and instead guarantees Purchase Payments less withdrawals, will not be available.

In addition, upon acceptance of the Offer, in addition to all Rider charges being terminated, the Contract will no longer be subject to:

•	restrictions on Additional Purchase Payments under their Contract[1];

1940 Act - Rule 24b-2 - Enclosure 7

•	restrictions on available Investment Options[2]; and

•	surrender or withdrawal charges, including on any Enhancement Amount and Additional Purchase Payments.

[1]

The Contract requires prior approval of Additional Purchase Payments if the Contract Value exceeds $1 million at the time of payment or if the Contract Value is less than $1 million and the Additional Purchase Payment would cause the Contract Value to exceed $1 million.

[2]

Whether Contract Owners accept the Offer or not, the Money Market Investment Option and Investment Options managed by BlackRock Variable Series Funds, Inc., PIMCO Variable Insurance Trust and Deutsche Funds will continue to be closed to new investments by all Contract Owners.

If accepted, their acceptance cannot be undone. We will not reinstate the PPFL Rider and/or applicable Guaranteed Death Benefits.

8.	What happens to PPFL Contract Owners’ automatic payment plan?

If the PPFL Contract Owner is enrolled in the Income Plan or Income Made Easy Program, they can elect to start a new systematic withdrawal program identical to their current program over the phone or on the Offer Acceptance Form. If they do not elect this option, their payments under their program will stop.

If the PPFL Contract Owner is receiving automatic payments under a Required Minimum Distribution or Systematic Withdrawal plan, payments will continue uninterrupted.

If the Contract Owner is currently enrolled in the Dollar Cost Averaging or Asset Rebalancing Programs, accepting this Offer will not affect those Programs.

9.	What payment will PPFL Contract Owners receive?

There is no direct cash payment associated with this Offer. Eligible PPFL Contract Owners may receive an increase to their Contract Value. We call this increase an Enhancement Amount.

For PPFL Contract Owners who are eligible to receive an Enhancement Amount, we will add it to their Contract Value as of the date the PPFL Contract Owner accepts the Offer and it is received by us in Good Order.

The Enhancement Amount, if applicable, will be allocated among current investments based on allocation instructions that the Contract Owner previously had on file1.

[1]

The Money Market Investment Option and the Investment Options managed by BlackRock Variable Series Funds, Inc., PIMCO Variable Insurance Trust and Deutsche Funds will continue to be closed to new investments by all Contract owners.

10.	How is the Enhancement Amount calculated?

The Enhancement Amount, if any, is determined by taking into account items such as:

•	the Contract reserves we are holding for the PPFL Rider and any applicable Guaranteed Death Benefit(s);

•	the Owner/Annuitant’s life expectancy (based on sex and age, except where prohibited by law);

•	the current and projected Contract Value;

•	the current and projected PPFL Rider benefit and applicable death benefit; and

•	the current and projected PPFL Rider fee and applicable death benefit fees.

1940 Act - Rule 24b-2 - Enclosure 7

If the Enhancement Amount we calculate is greater than $0, we will credit the greater of:

•	the full Enhancement Amount; or

•	$100.

It is important to note that the Enhancement Amount we calculate for the Contract could be $0, or even negative. If the Enhancement Amount we calculate is $0 or negative, the Enhancement Amount will be $0.

While we expect the Enhancement Amounts specified in the Client Offer Letter to stay the same throughout the Offer Period, under extreme market conditions we may withdraw the Offer, or change the Enhancement Amount, at any time prior to acceptance in Good Order, by providing a notice of such a withdrawal or change via a Prospectus Supplement filed with the SEC and mailed to Contract Owners and posted on our website at www.jhannuities.com/GMWB. If we receive an acceptance of the Offer in Good Order prior to notice of such a withdrawal or change, we will honor the acceptance as submitted.

11.	How will this transaction be taxed?

Any Enhancement Amount will be added to the Contract Value as additional earnings credited to the Contract and not as a contribution.

As with other Contract earnings, federal income tax on any Enhancement Amount will be deferred until it is distributed from the Contract or until the Contract Owner assigns or pledges an interest in the Contract.

However, a nonqualified Contract held by an Owner other than a natural person (for example, a corporation, partnership, limited liability company, trust, or other such entity) does not generally qualify for tax deferral. Any earnings, including the Enhancement Amount, would constitute ordinary taxable income to such an Owner in the year credited to the Contract. Notwithstanding this general rule, a Contract will ordinarily be treated as held by a natural person if the nominal Owner is a trust or other entity that holds the Contract as an agent for a natural person. This exception does not include any employer who is the nominal owner of an annuity contract under a nonqualified deferred compensation arrangement for its employees.

If the Contract is an IRA or other qualified Contract and required minimum distributions (RMDs) are being taken, accepting the Offer will alter the method of calculating the Contract’s RMD for future years. Accepting the Offer will not affect the Contract’s 2019 RMD amount which is still based on the Contract’s Value and the actuarial present value of other benefits as of year-end 2018.

There may be adverse tax consequences if a Contract has Pre-Authorized Withdrawals under the Life Expectancy Distribution Program where the withdrawals were intended to qualify for the exception from the 10% penalty tax as part of a series of substantially equal periodic payments (“SEPP”) under Internal Revenue Code section 72(q)(2)(D) or section 72(t)(2)(A)(iv). For more information, refer to the Prospectus Supplement.

1940 Act - Rule 24b-2 - Enclosure 7

12.	How do PPFL Contract Owners accept this Offer?

We encourage PPFL Contract Owners who choose to accept this Offer to call the dedicated line at 1-844-235-0157 to provide verbal authorization.*

They can also accept this Offer via one of the following methods:

•	Go to www.jhannuities.com/GMWB to submit the Offer Acceptance Form entirely online.*

•

Mail us the Offer Acceptance Form via regular mail using the enclosed prepaid envelope or via overnight mail to John Hancock Life Insurance Company (U.S.A.), 30 Dan Road, Suite 55444, Canton, MA 02021-2809.

•	Fax us the Offer Acceptance Form at 1-617-663-3160.

*	The options to provide an authorization either over the telephone or online are available only for Contracts owned by an individual(s).

13.	How do PPFL Contract Owners reject the Offer?

Contract Owners who do not wish to accept this Offer can simply not respond to the mailing. Their Contract with all existing riders or features will remain intact. Contract Owners do not need to contact John Hancock to reject the Offer.

Insurance products are issued by John Hancock Life Insurance Company (U.S.A.) (not licensed in New York), Boston, MA 02116.

Registered insurance products are securities and are offered through John Hancock Distributors LLC, 197 Clarendon Street, Boston, MA 02116.

This material is not for distribution or use with the public.

MLINY080519014	PPFLFAQ-B (7/19)